EXHIBIT 21.1

LIST OF SUBSIDIARIES OF

PACIFIC HEALTH CARE ORGANIZATION, INC.

The Company has six wholly owned subsidiaries:

Medex Healthcare, Inc. – a California corporation

Industrial Resolutions Coalition, Inc. – a California corporation

Medex Legal Support, Inc. – a Nevada corporation

Medex Managed Care, Inc. – a Nevada corporation

Medex Medical Management, Inc. – a Nevada corporation

Pacific Medical Holding Company, Inc. – a Nevada corporation